Exhibits 99.1

AFFIMED N.V.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated statements of comprehensive income / (loss)

(in € thousand)

		For the three months		For the six months
		ended June 30		ended June 30
	Note	2021	2020	2021	2020
Revenue	3	9,707	2,934	21,366	8,069

Other income – net		332	85	479	28
Research and development expenses		(21,800)	(11,697)	(33,205)	(23,146)
General and administrative expenses		(5,439)	(2,606)	(9,925)	(6,131)

Operating loss		(17,200)	(11,284)	(21,285)	(21,180)

Finance income / (costs) – net	4	(1,552)	(954)	3,947	653

Loss before tax		(18,752)	(12,238)	(17,338)	(20,527)

Income taxes		0	0	(2)	0

Loss for the period		(18,752)	(12,238)	(17,340)	(20,527)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	5	(4,097)	(71)	(5,349)	10

Other comprehensive income / (loss)		(4,097)	(71)	(5,349)	10

Total comprehensive income / (loss)		(22,849)	(12,309)	(22,689)	(20,517)

Earnings / (loss) per share in € per share (undiluted = diluted)		(0.16)	(0.16)	(0.15)	(0.26)
Weighted number of common shares outstanding		119,645,207	79,189,686	117,924,831	77,719,793

The Notes are an integral part of these condensed interim consolidated financial statements.

Unaudited interim consolidated statements of financial position

(in € thousand)

	Note	June 30,	December 31,
		2021	2020
		(unaudited)
ASSETS
Non-current assets
Intangible assets		1,661	1,718
Leasehold improvements and equipment		3,447	2,226
Long term financial assets	5	14,693	20,042
Right-of-use assets		1,036	940
		20,837	24,926

Current assets
Cash and cash equivalents		222,676	146,854
Trade and other receivables	6	3,763	2,439
Inventories		612	246
Other assets	7	135	1,260
		227,186	150,799

TOTAL ASSETS		248,023	175,725

EQUITY AND LIABILITIES
Equity
Issued capital		1,197	983
Capital reserves		446,525	345,164
Fair value reserves		(3,629)	1,720
Accumulated deficit		(293,214)	(275,874)
Total equity	8	150,879	71,993

Non current liabilities
Borrowings	10	10,025	231
Contract liabilities	3	19,361	35,992
Lease liabilities		601	482
Total non-current liabilities		29,987	36,705

Current liabilities
Trade and other payables		15,838	11,394
Borrowings	10	93	92
Lease liabilities		523	492
Contract liabilities	3	50,703	55,049
Total current liabilities		67,157	67,027

TOTAL EQUITY AND LIABILITIES		248,023	175,725

The Notes are an integral part of these condensed interim consolidated financial statements.

Unaudited interim consolidated statements of cash flows

(in € thousand)

		For the six months ended
		June 30
	Note	2021	2020
Cash flow from operating activities
Loss for the period		(17,340)	(20,527)
Adjustments for the period:
- Income taxes		2	0
- Depreciation and amortisation		624	551
- Share based payments	9	4,695	1,410
- Finance income / costs – net	4	(3,947)	(653)
		(15,966)	(19,219)
Change in trade and other receivables		(1,324)	(649)
Change in inventories		(366)	(125)
Change in other assets		924	0
Change in trade, other payables, provisions and contract liabilities		(16,262)	(11,757)
Cash used in operating activities		(32,994)	(31,750)
Interest received		0	276
Paid interest		(377)	(64)
Paid income tax		(2)	0
Net cash used in operating activities		(33,373)	(31,538)

Cash flow from investing activities
Purchase of intangible assets		(5)	(2)
Purchase of leasehold improvements and equipment		(1,502)	(174)
Cash paid for investments in financial assets		0	(8,101)
Cash received from maturity of financial assets		0	9,088
Net cash used for investing activities		(1,507)	811

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	8	103,242	21,785
Transaction costs related to issue of common shares	8	(6,447)	(754)
Proceeds from borrowings	10	10,000	0
Transaction costs related to borrowings		(236)	0
Repayment of lease liabilities		(228)	(257)
Repayment of borrowings		(46)	(1,128)
Cash flow from financing activities		106,285	19,646

Exchange-rate related changes of cash and cash equivalents		4,417	431

Net changes to cash and cash equivalents		71,405	(11,081)
Cash and cash equivalents at the beginning of the period		146,854	95,234
Cash and cash equivalents at the end of the period		222,676	84,584

The Notes are an integral part of these condensed interim consolidated financial statements.

Unaudited interim consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair Value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity

Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Issue of common shares		83	20,859			20,942
Equity-settled share based payment awards	9		1,410			1,410
Loss for the period					(20,527)	(20,527)
Other comprehensive income				10		10
Balance as of June 30, 2020		845	292,720	1,972	(255,035)	40,502

Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares	8	205	94,135			94,340
Exercise of share based payment awards		9	2,531			2,540
Equity-settled share based payment awards	9		4,695			4,695
Loss for the period					(17,340)	(17,340)
Other comprehensive income				(5,349)		(5,349)

Balance as of June 30, 2021		1,197	446,525	(3,629)	(293,214)	150,879

The Notes are an integral part of these condensed interim consolidated financial statements.

1.     Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The condensed interim consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (collectively “Affimed”, the “Company“ or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.     Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed interim consolidated financial statements (referred to as “interim financial statements”) for the three and six months ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2020.

The interim financial statements were authorized for issuance by the management board on September 8, 2021.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Functional and presentation currency

These interim financial statements are presented in Euro. The functional currency of the Group’s subsidiaries is also the Euro. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.

New standards and interpretations applied for the first time

The following new standards and amendments to standards have not been applied  in preparing these consolidated financial statements.

Standard/interpretation	Effective Date

Amendments to IFRS 3 Business Combinations	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment	January 1, 2022
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)
●	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market
●	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, other assets, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 3 and 2 measurement procedures, respectively (see notes 5 and 9).

3.     Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of  specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the six months ended June 30, 2021, the Company did not recognize any revenue in this regard (2020: €0.1 million).

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €3.6 million and €12.0 million as revenue during the three and six months ended June 30, 2021 (2020: €2.7 million and €7.6 million). As of June 30, 2021, the Group held contract liabilities of €29.9 million (December 31, 2020: €41.9 million), which will be recognized as revenue in subsequent periods as services are provided.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales. During the second quarter of 2021, Genentech Inc. has informed Affimed that the Phase 1 study of RO7297089 (anti-BCMA/CD16A) was discontinued. A portion of these potential milestone payments are associated with that molecule. This has no impact on the current contract liabilities and future revenue of €29.9 million.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant Sciences Ltd., announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Company is eligible to receive up to an additional $2 billion in milestone payments over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

For the three and six months ended June 30, 2021 the Group has recognized €5.9 million and €8.9 million as revenue and held €40.1 million under contract liabilities as of June 30, 2021 (December 31, 2020: €49.0 million), which is recognized as revenue in subsequent periods as services are provided.

Research service agreements

The Group, through its subsidiary AbCheck s.r.o., has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized €0.2 million and €0.5 million as revenue in the three and six months ended June 30, 2021 (2020: €0.2 million and €0.4 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	June 30, 2021	December 31, 2020

Receivables	393	0
Contract liabilities	70,064	91,041

Amounts of €9.5 million and €20.9 million recognized in contract liabilities at the beginning of the period have been recognized as revenue during the three and six months ended June 30, 2021, in respect of Genentech and Roivant.

The remaining performance obligations as of June 30, 2021 are approximately €70 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue:
Germany	222	0	458	75
Europe	0	0	0	2
USA	9,485	2,934	20,908	7,992
	9,707	2,934	21,366	8,069

Major service lines
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Collaboration revenue	9,485	2,793	20,888	7,716
Service revenue	222	141	478	353
	9,707	2,934	21,366	8,069

Timing on revenue recognition
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Point in time	120	106	180	283
Over time	9,587	2,828	21,186	7,786
	9,707	2,934	21,366	8,069

4.     Finance income and finance costs

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest SVB Loan Agreement	(208)	(59)	(281)	(116)
Foreign exchange differences	(1,209)	(1,022)	4,413	554
Finance cost lease liability	(13)	(6)	(25)	(13)
Other finance income/finance costs	(122)	71	(160)	166
Gain from the modification of SVB Loan Agreement	0	62	0	62
Finance income/costs - net	(1,552)	(954)	3,947	653

5.     Long term financial assets

The Group holds preferred shares in Amphivena recognized at their fair value of €3 million. During the six months ended June 30, 2021 the fair value increased by €0.1 million due to exchange rate differences recognized in other comprehensive income.

The Group also holds common shares in Roivant Sciences Ltd. at their fair value of €11.7 million. During the three and six months ended June 30, 2021 the fair value decreased by €4.0 million and €5.4 million, due to the implied value of the Roivant common shares as reflected in the proposed merger with Montes Archimedes Acquisition Corp, which was announced in May 2021. The decrease has been  recognized in other comprehensive income.

For the valuation of the shares of Amphivena, the Group based its estimate primarily on observable financing round valuations and considered certain other publicly available information as well as relevant qualitative information provided by Amphivena as of the respective valuation dates (level 3). The fair value of the shares in Roivant was based on the implied value of the Roivant common shares as reflected in the proposed merger with Montes Archimedes Acquisition Corp, as announced in May 2021 (level 3).

6.     Trade and other receivables

Trade and other receivables mainly comprise Directors and Officers liability insurance prepayment of €0.9 million (December 31, 2020: €0 million) and value-added tax receivables of €1.6 million (December 31, 2020: €1.3 million).

7.     Other assets

The other assets as of June 30, 2021 of €0.1 million (December 31, 2020: €1.3 million) are short-term in nature, do not bear interest and are not impaired. These assets mainly comprise a deferred prepayment of €0.1 million in respect of a research project where certain milestone payments are due.

8.     Equity

As of June 30, 2021 the share capital of €1,197 (December 31, 2020: €983) is divided into 119,731,915 (December 31, 2020: 98,287,333) common shares with a par value of €0.01 per share.

During the six months ended June 30, 2021, the Group issued approximately 1.2 million common shares under its ATM program, generating net proceeds of approximately €5.7 million. In connection with these common share issues an amount of €0.2 million of direct and incremental transaction costs were deducted from equity.

On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering, resulting in net proceeds of approximately €88.7 million, incurring €6.1 million in underwriting commissions, legal and consulting expenses which were deducted from equity.

In April 2021 Silicon Valley Bank exercised all of its warrants and accordingly, the Group issued 173,482 common shares, refer note 10.

9.     Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. In the three and six months ended June 30, 2021, the group granted 195,100 and 3,514,576 awards. 52,226 and 194,740 ESOP 2014 awards were cancelled or forfeited, and 605,353 and 947,275 options were exercised during the three and six months ended June 30, 2021. As of June 30, 2021, 10,415,902 ESOP 2014 options (December 31, 2020: 8,043,341) were outstanding, and 4,588,682 awards (December 31, 2020: 4,712,122) had vested. The options outstanding as of June 30, 2021 had an exercise price in the range of $1.30 to $13.47 and a weighted-average exercise price of $5.12.

Share based payment expense

In the three and six months ended June 30, 2021, compensation expense of €3,586 and €4,695 was recognized affecting research and development expenses (€1,810 and €2,279) and general and administrative expenses (€1,776 and €2,416). In the three and six months ended June 30, 2020, compensation expense of €684 and €1,410 was recognized affecting research and development expenses (€400 and €717) and general and administrative expenses (€284 and €693).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	June 30, 2021	June 30, 2020

Fair value at grant date	$6.78	$1.81
Share price at grant date	$8.48	$2.50
Exercise price	$8.48	$2.50
Expected volatility	95%	91%
Expected life	5.86	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	1.12%	1.30%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

10.     Borrowings

Silicon Valley Bank

On November 30, 2016, Affimed entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) for an initial tranche of €5.0 million and a second tranche drawn in May 2017 of €2.5 million. As of December 31, 2020, the loan was fully repaid.

Pursuant to the loan agreement of 2016, the Group also granted the lender warrants to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. In April 2021 Silicon Valley Bank exercised its warrants and the Group issued 173,482 common shares to Silicon Valley Bank.

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021. Pursuant to the terms of the agreement, the loans will bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025. As of June 30, 2021, the fair value of the liability did not differ significantly from its carrying amount (€9.8 million).

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of June 30, 2021, an amount of €277 (December 31, 2020: €323) was outstanding, of which €93 was classified as current liabilities (December 31, 2020: €92). As of June 30, 2021, the fair value of the liability did not differ significantly from its carrying amount.

11.     Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €94 and €192 (€96 and €181) in the three and six months ended June 30, 2021 (2020), remuneration of managing directors and other key management personnel amounted to €876 and €1,753 (€593 and €1,198).

The Company recognized share-based payment expenses of €242 and €350 (€17 and €53) for supervisory directors and €1,624 and €2,271 (€361 and €721) for managing directors and other key management personnel in the three and six months ended June 30, 2021 (2020).

The following table provides the outstanding balances for management and supervisory board remuneration.

	Outstanding balances
	June 30,	December 31,
	2021	2020
Adi Hoess	0	2
Dr. Thomas Hecht	23	16
Ferdinand Verdonck	10	10
Dr. Ulrich Grau	13	14
Dr. Bernhard Ehmer	16	15
Uta Kemmerich-Keil	7	0
Harry Welten	12	8
Annalisa Jenkins	11	8
Mathieu Simon	9	7